As filed with the Securities and Exchange Commission on October 14, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

(Exact name of registrant as specified in its charter)

Virginia	6022	20-1417448
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6830 Old Dominion Drive

McLean, Virginia 22101

(703) 893-7400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Georgia S. Derrico

Chairman and Chief Executive Officer

Southern National Bancorp of Virginia, Inc.

6830 Old Dominion Drive

McLean, Virginia 22101

(703) 893-7400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

William T. Luedke IV Charlotte M. Rasche Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 223-2300 (713) 221-1212 (Fax)	Mark C. Kanaly Alston & Bird LLP One Atlantic Center 1201 W. Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000 (404) 253-8390 (Fax)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common stock, $0.01 par value			$28,750,000	$1,605

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 14, 2009.

PROSPECTUS

             Shares

Common Stock

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

THE HOLDING COMPANY

FOR

Southern National Bancorp of Virginia, Inc. is a bank holding company headquartered in McLean, Virginia. We are selling             shares of our common stock.

Our common stock is traded on the Nasdaq Global Market under the symbol “SONA.” The last reported sale price of our common stock on the Nasdaq Global Market on October 13, 2009 was $7.29 per share.

Investing in our common stock involves a high degree of risk. For additional information, see “Risk Factors” beginning on page 8 for a discussion of the factors you should consider before you make your decision to invest in our common stock.

	Per Share	Total
Public offering price of common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

The underwriter may also purchase up to              additional shares of our common stock from us at the public offering price, less the underwriting discount and commissions, within 30 days following the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Our shares of common stock are not deposits or savings accounts of a bank or savings association, and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of our common stock to purchasers on or about                     , 2009, subject to customary closing conditions.

The date of this prospectus is                     , 2009

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained in this prospectus. Neither we nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock. Our business, financial condition, results of operations cash flows and/or prospects may have changed since that date. Information contained on, or accessible through, our website is not part of this prospectus.

Neither we nor any underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

In this prospectus we rely on and refer to information and statistics regarding the banking industry, demographics and populations and the Virginia market. We obtained this information from independent publications or other publicly available information.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere or incorporated by reference in this prospectus. For a more complete understanding of this offering, you should carefully read the entire prospectus, the registration statement of which this prospectus is a part, and the information incorporated by reference in this prospectus, including the risk factors and the financial statements. Unless otherwise stated in this prospectus, references to “we,” “us,” “our,” or “our company” refer to Southern National Bancorp of Virginia, Inc.

Overview

Southern National Bancorp of Virginia, Inc. is the bank holding company for Sonabank, a Virginia state chartered bank which commenced operations on April 14, 2005. Sonabank conducts full-service community banking operations from locations in Fairfax County (Reston, McLean and Fairfax), Charlottesville, Warrenton, Leesburg and Clifton Forge and maintains loan production offices in Richmond, Charlottesville, Warrenton and Fredericksburg. As of June 30, 2009, we reported, on a consolidated basis, total assets of $432.7 million, total loans, net of unearned income, of $326.2 million, total deposits of $314.8 million and shareholders’ equity of $67.5 million.

While we offer a wide range of commercial banking services, we focus on making loans secured primarily by commercial real estate and other types of secured and unsecured commercial loans to small and medium-sized businesses engaged in a variety of different lines of business, as well as loans to individuals for a variety of purposes. We are the leading Small Business Administration (SBA) lender among Virginia community banks. We also invest in real estate-related securities, including collateralized mortgage obligations and agency mortgage backed securities. Our principal sources of funds for loans and investing in securities are deposits and, to a lesser extent, borrowings. We offer a broad range of deposit products, including checking (NOW), savings, money market accounts and certificates of deposit. We actively pursue business relationships by utilizing the business contacts of our directors, senior management and local bank officers, thereby capitalizing on our knowledge of our local market areas.

From June 30, 2006 through June 30, 2009, we have achieved strong growth. Specifically, during this period we:

•	conducted an initial public offering with net proceeds of $26.4 million;

•

expanded our branch network from two to eight branches through the acquisition of 1st Service Bank and the Leesburg branch location from Founders Corporation and the establishment of two de novo branches in Warrenton and Leesburg;

•	grew our loan portfolio from $92.4 million to $326.2 million;

•	grew our deposits from $104.4 million to $314.8 million; and

•	entered into an agreement to assume the deposits and purchase certain loans from the branch of Millennium Bank, N.A. located in Warrenton (subsequently completed on September 28, 2009).

Market Areas

Our primary markets are in Northern Virginia, including Washington D.C., Charlottesville and Clifton Forge (Alleghany County) and the surrounding areas. As of June 30, 2009, Sonabank had $139.8 million in total deposits, excluding brokered deposits, in the Washington-Arlington-Alexandria Metropolitan Statistical Area (MSA), $22.4 million in total deposits in the Charlottesville MSA and $47.8 million in total deposits in Alleghany County. Northern Virginia, including Fairfax, Loudon, Fauquier and Prince William counties, is part of the Washington-Arlington-Alexandria MSA, which also includes Washington D.C.

As of August 31, 2009, the unemployment rate was 6.0% in the Washington-Arlington-Alexandria MSA, 5.6% in the Charlottesville MSA, and 8.8% in Alleghany County, which were all below the national average of 9.7%. The Washington-Arlington-Alexandria MSA is among the most populous in the nation with the 2009 population estimated at 5.4 million and a population growth rate of 13.6% since 2000. The major economic driver for the Washington-Arlington-Alexandria MSA is the federal government and a variety of government agencies and contractors. The Charlottesville MSA has an estimated population of 197,869 in 2009, representing a growth rate 13.7% since 2000, which is higher than the national population growth rate of 10.1%. Major economic drivers for the Charlottesville area include the University of Virginia, a variety of commercial and non-profit enterprises and the presence of the federal government. The population of Alleghany County is estimated at 16,886 in 2009, a decline of 1.9% since 2000. A significant portion of the county’s population is employed in the manufacturing sector by MeadWestvaco, which operates a paperboard mill in Covington. Alleghany County provides us with a stable funding base and low cost operations. The median household incomes for the Washington-Arlington-Alexandria MSA and the Charlottesville MSA are $82,080 and $57,140, respectively, which are both higher than the national average of $54,719. The median household income for Alleghany County is $44,386.

Growth Strategy

We primarily market our products and services to small and medium-sized businesses and to retail consumers. Our strategy is to provide superior service through our employees, who are relationship-oriented and committed to their respective customers. Through this strategy, we intend to grow our business, expand our customer base and improve our profitability. The key elements of our strategy are to:

•

Utilize the Strength of our Management Team. The experience and market knowledge of our management team is one of our greatest strengths and competitive advantages. Our chairman, Georgia S. Derrico, was the founder, chairman of the board and chief executive officer, and our president, R. Roderick Porter, was the president and chief operating officer, of Southern Financial Bancorp, Inc., a publicly traded bank holding company. At the time of its sale to Provident Bankshares, Inc. in April of 2004, Southern Financial had $1.5 billion in assets and operated 34 full-service banking offices of Southern Financial Bank, which was founded in Fairfax County and subsequently expanded into Central and Southern Virginia. Including the members of our current senior management team, 38 of our employees previously worked with our chairman and president at Southern Financial Bank.

•

Leverage Our Existing Foundation for Additional Growth. Based on our management’s depth of experience and certain infrastructure investments, we believe that we will be able to take advantage of certain economies of scale typically enjoyed by larger organizations to expand our operations both organically and through strategic cost-effective branch or bank acquisitions. We believe that the investments we have made in our data processing, staff and branch network will be able to support a much larger asset base. We are committed, however, to control any additional growth in a manner designed to minimize the risk and to maintain strong capital ratios. We believe that the net proceeds raised in this offering will assist us in implementing our growth strategies by providing the capital necessary to support future asset growth, both organically and through strategic acquisitions.

•

Continue to Pursue Selective Acquisition Opportunities. Historically, acquisitions have been a key part of our growth. Since our formation, we have completed the acquisition of a branch of Millennium Bank in Warrenton, Virginia on September 28, 2009, the acquisition of the Leesburg branch location from Founders Corporation which opened on February 11, 2008, the acquisition of 1 st Service Bank in December of 2006 and the acquisition of the Clifton Forge branch of First Community Bancorp, Inc. in December of 2005. We intend to continue to review branch and whole bank acquisition opportunities, including possible acquisitions of failed financial institutions in FDIC assisted transactions, and will pursue these opportunities if they represent the most efficient use of our capital under the circumstances. We believe that we have demonstrated that we have the skill set and experience to acquire and integrate successfully both bank and branch acquisitions, and that with the stronger capital position we expect to have following this offering, we will be well-positioned to take advantage of acquisition opportunities as they may arise. We intend to focus on targets in our market areas or other attractive areas with significant core deposits and/or a potential customer base compatible with our growth strategy.

•

Focus on the Business Owner. It is our goal to be the bank that business owners in our markets turn to first for commercial banking needs as a result of our superior personal service and the tailored products and services that we provide. To help achieve this goal, we:

•

have a standing credit committee that meets as often as necessary on a “when needed” basis to review completed loan applications, making extensive use of the Internet to facilitate our internal communications and thereby enabling us to respond to our customers promptly;

•

are an SBA approved “Preferred” lender, which permits us to make SBA loan decisions at Sonabank rather than waiting for SBA processing. We offer a number of different types of SBA loans designed for the small and medium-sized business owner and some of our SBA loan customers also have other relationships with Sonabank. This product group is complex and “paper intensive” and not well utilized by some of our competitors. We were the leading community bank originator of SBA loans in the Richmond office of the SBA during the SBA fiscal year ended September 30, 2008;

•

provide Internet business banking at www.sonabank.com which allows our business customers 24-hour web-based access to their accounts so they can confirm or transfer balances, pay bills, download statements and use our “Web Lockbox” or “Sona Cash Manager;”

•

provide our business customers with “Sona In-House,” a service that utilizes Check 21 technology to allow customers to make remote deposits from their business locations and gives them access to those funds within 24 to 48 hours; and

•

provide our business customers with access to SABL, our recently developed state-of-the-art asset-based lending system. Unlike most asset-based lending systems, which are based on manual processes or software that certifies a company’s borrowing base periodically, SABL provides a real time capability to analyze and adjust borrowing availability based on actual collateral levels. SABL is predicated on a link between any kind of accounting software used by the customer and Sonabank’s server. SABL is now fully operational, with seven users.

•

Maintain Local Decision-Making and Accountability. We have a competitive advantage over larger national and regional financial institutions by providing superior customer service with experienced, knowledgeable management, localized decision-making capabilities and prompt credit decisions. We believe that our customers want to deal directly with the persons who make the credit decisions.

•

Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite the growth in our loan portfolio, we consistently maintain strong asset quality. As of June 30, 2009, we had $5.7 million in nonperforming assets, which as a percentage of total assets was 1.31%. We also seek to maintain a prudent allowance for loan losses. The ratio of our allowance for loan losses to total loans as of June 30, 2009 was 1.40%.

•

Build a Stable Core Deposit Base. We will continue to grow a stable core deposit base of business and retail customers. To the extent that our asset growth outpaces this local deposit funding source, we will continue to borrow and raise deposits in the national market using deposit intermediaries. We intend to continue our practice of developing a deposit relationship with each of our loan customers. As of June 30, 2009, the aggregate amount of our noninterest-bearing, savings, money market and NOW accounts, other than brokered money market accounts, was $58.0 million, or 18.4% of our total deposits, and our non-brokered time deposits were $151.9 million, or 48.3% of our total deposits. These totals do not include sweep repurchase agreements of $18.2 million.

Recent Events

On September 28, 2009, we assumed approximately $26.6 million in deposits of the Millennium Bank branch in Warrenton and purchased $23.6 million of selected loans from Millennium Bank. This transaction gives Sonabank a downtown location in Warrenton, which complements its existing Warrenton branch.

Corporate Information

Our principal executive office is located at 6830 Old Dominion Drive, McLean, Virginia 22101, and our telephone number is (703) 893-7400.

Our corporate website address is www.sonabank.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission, or SEC. We also post on our website the charters of our Audit, Compensation, and Nominating Committees; our Code of Ethics, and any amendments or waivers thereto; and any other corporate governance materials required by SEC or Nasdaq regulations. The documents are also available in print by contacting our corporate secretary at our executive offices.

The Offering

Common stock offered	shares

Common stock to be outstanding immediately after this offering	shares(1)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million based on an offering price of $ , after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use these net proceeds to provide capital to Sonabank to support its anticipated organic growth, to support potential future acquisitions of branches or whole banks, including the possible acquisitions of failed financial institutions in FDIC assisted transactions, and for other general corporate purposes. See “Use of Proceeds.”

Dividend policy	While we paid a nonrecurring 10% stock dividend on our common stock in 2007, we have not historically declared or paid dividends on our common stock and we do not expect to do so in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. See “Dividend Policy.”

Risk factors	See “Risk Factors,” beginning on page and other information included in this prospectus for a discussion of certain factors that you should carefully consider before making a decision to invest in our common stock.

Nasdaq Global Market symbol	SONA

(1)	The number of shares of common stock outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2009 and does not include:

•	82,500 shares of common stock that we may issue upon the exercise of warrants outstanding as of September 30, 2009 at a price of $9.09 per share;

•	61,000 shares of common stock that we may issue upon the exercise of warrants, 43,174 of which are outstanding, as of September 30, 2009 at a price of $12.73 per share;

•	281,675 shares of common stock that we may issue upon the exercise of stock options outstanding as of September 30, 2009 at a weighted average exercise price of $8.56 per share;

•	20,825 shares of common stock reserved for issuance pursuant to future grants under our 2004 Stock Option Plan; and

•	up to shares of common stock that may be issued by us upon exercise of the underwriter’s over-allotment option.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary selected consolidated financial data. You should read the summary selected consolidated financial information presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference in this prospectus. The financial data as of and for the six months ended June 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. We believe these unaudited consolidated financial statements reflect all adjustments necessary for a fair presentation of our financial position and results of operations for the periods presented. The financial data as of and for the years ended December 31, 2008, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC. Historical results are not necessarily indicative of future results, and the results for the six months ended June 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009 or any other period.

	As of and for the Six Months Ended June 30,			As of and for the Years Ended December 31,
	2009		2008	2008	2007	2006	2005 (1)
	(Unaudited)
	(In thousands, except share and per share amounts)
Balance Sheet Data:
Total assets	$432,719		$418,641	$431,924	$377,283	$290,574	$122,908
Allowance for loan losses	4,571		4,010	4,218	3,476	2,726	1,020
Total loans, net of unearned income	326,219		290,449	302,266	261,407	204,544	75,031
Securities (2)	57,765		74,439	74,959	75,001	56,505	38,906
Total deposits	314,824		299,836	309,460	265,469	215,804	77,263
Borrowings (3)	48,220		47,504	50,890	40,501	5,033	12,406
Shareholders’ equity	67,548		68,491	68,776	69,275	68,227	32,313

Results of Operations:
Interest income	$10,997		$12,276	$24,326	$21,749	$10,784	$2,395
Interest expense	4,461		6,126	11,983	11,086	4,860	605

Net interest income	6,536		6,150	12,343	10,663	5,924	1,790
Provision for loan losses	1,025		706	1,657	1,290	546	1,020

Net interest income after provision for loan losses provision for loan losses	5,511		5,444	10,686	9,373	5,378	770
Noninterest income:
Service fees	270		234	499	338	188	27
Income from bank-owned life insurance	288		290	588	347	—	—
Net gain (loss) on other real estate owned	117		(175)	(136)	21	—	—
Net impairment (losses) recognized in earnings	(863)		(124)	(1,536)	(440)	—	—
Net gain on sales of securities	223		—	269	—	—	—
Other	57		43	262	91	61	24

Total noninterest income (loss)	92		268	(54)	357	249	51
Noninterest expense:
Salaries and benefits	1,999		1,918	4,016	3,346	2,284	1,079
Occupancy expenses	774		721	1,494	1,086	416	154
FDIC assessments	487	(4)	99	211	140	9	1
Other	1,647		1,695	3,388	3,314	1,909	1,843

Total noninterest expense	4,907		4,433	9,109	7,886	4,618	3,077

Income (loss) before income taxes	696		1,279	1,523	1,844	1,009	(2,256)
Income tax expense	147		328	315	108	—	—

Net income (loss)	$549		$951	$1,208	$1,736	$1,009	$(2,256)

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005 (1)
	(Unaudited)
	(In thousands, except share and per share amounts)
Per Share Data (5):
Earnings (loss) per share—Basic	$0.08	$0.14	$0.18	$0.26	$0.24	$(0.59)
Earnings (loss) per share—Diluted	0.08	0.14	0.18	0.25	0.23	(0.59)
Book value per share	9.94	10.07	10.12	10.19	10.04	8.39
Weighted average shares outstanding—Basic	6,798,547	6,798,547	6,798,547	6,798,547	4,244,957	3,850,000
Weighted average shares outstanding—Diluted	6,798,547	6,800,190	6,798,547	6,875,559	4,323,620	3,850,000
Shares outstanding at end of period	6,798,547	6,798,547	6,798,547	6,798,547	6,798,547	3,850,000

Selected Financial Ratios and Other Data:
Return on average assets	0.25%	0.48%	0.29%	0.54%	0.65%	(5.35)%
Return on average equity	1.59	2.75	1.75	2.51	2.74	(9.89)
Yield on earning assets	5.58	6.84	6.43	7.45	7.29	5.88
Cost of funds	2.64	4.03	3.70	4.75	4.44	3.58
Cost of funds including non-interest bearing deposits	2.48	3.78	3.49	4.42	4.15	3.17
Net interest margin	3.32	3.43	3.26	3.65	4.01	4.40
Efficiency ratio (6)	68.62	66.00	67.05	68.94	74.81	167.14
Shareholders’ equity to total assets	15.61	16.36	15.92	18.36	23.48	26.29

Asset Quality Ratios: (7)
Nonperforming assets to total assets	1.31%	0.98%	1.08%	1.07%	0.00%	0.00%
Net charge-offs to average loans	0.21	0.06	0.32	0.24	0.21	0.00
Provision for loan loss to average loans	0.65	0.51	0.58	0.58	0.54	5.09
Allowance for loan losses to total loans	1.40	1.38	1.40	1.33	1.33	1.36
Allowance for loan losses to nonperforming loans	203.70	501.88	347.73	936.93	N/A	N/A

Capital Ratios (Consolidated):
Tier 1 risk-based capital ratio	15.14%	17.40%	17.46%	18.50%	24.69%	32.81%
Total risk-based capital ratio	16.30	18.61	18.71	19.63	25.94	33.96
Leverage ratio	14.04	14.66	13.71	16.03	28.46	35.38

(1)	Sonabank opened for business on April 14, 2005.
(2)	Consists of investment securities available-for-sale, at fair value, and investment securities held-to-maturity, at amortized cost, net of any other than temporary impairment charges.
(3)	Consists of FHLB advances, securities sold under agreements to repurchase, and retail repurchase agreements.
(4)	Includes a special assessment of $190,000 accrued in the second quarter of 2009 and payable as of September 30, 2009.
(5)	Reflects 10% stock dividend declared April 19, 2007.
(6)	Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income, excluding any gains/losses on sales of securities, impairment losses recognized in earnings, gains/write-downs on OREO and gains on sale of loans.
(7)	Nonperforming loans include nonaccrual loans, loans contractually past due 90 days or more and still accruing and any other loan management deems to be nonperforming.

RISK FACTORS

An investment in our common stock involves risks. You should carefully read and consider the following risks and all other information included or incorporated by reference in this prospectus, including the financial statements and the notes to those financial statements before making an investment decision. The realization of any of the risks described below could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect the likelihood of their occurrence.

Risks Associated With Our Business

We have a limited operating history, which makes it difficult to predict future prospects and financial performance.

We have only been operating as a bank holding company since April of 2005. Due to this limited operating history, it may be difficult to evaluate our business prospects and future financial performance. There can be no assurance that we can maintain our profitability. Further, our future operating results depend upon a number of factors, including our ability to manage our growth, retain our customer base and to successfully identify and respond to emerging trends in our market areas.

Difficult market conditions and economic trends have adversely affected the banking industry and could adversely affect our business, financial condition and results of operations.

We are operating in a challenging and uncertain economic environment, including generally uncertain conditions nationally and locally in our markets. Financial institutions continue to be affected by declines in the real estate market that have negatively impacted the credit performance of mortgage, construction and commercial real estate loans and resulted in significant write-downs of assets by many financial institutions. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. We retain direct exposure to the residential and commercial real estate markets, and we are affected by these events. Continued declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse affect on our borrowers and/or their customers, which could adversely affect our business, financial condition and results of operations.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit portfolio is made more complex by these difficult market and economic conditions. We also expect to face increased regulation and government oversight as a result of these downward trends. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. In addition, we may be required to pay even higher FDIC deposit insurance premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions and other factors have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

A prolonged national economic recession or further deterioration of these conditions in our markets could drive losses beyond that which is provided for in our allowance for loan losses and result in the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming assets and foreclosures;

•	decreases in demand for our products and services, which could adversely affect our liquidity position; and

•	decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers’ borrowing power.

We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

The U.S Treasury and the FDIC have initiated programs to address economic stabilization, yet the efficacy of these programs in stabilizing the economy and the banking system at large are uncertain.

Current levels of market volatility are unprecedented and could adversely impact our results of operations and access to capital.

The capital and credit markets have been experiencing volatility and disruption for more than a year. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial condition or performance. If the current levels of market disruption and volatility continue or worsen, we may experience adverse effects, which may be material, on our customers’ and our ability to access capital and on our business, financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition, results of operations and cash flows.

Liquidity is essential to our business. Our ability to implement our business strategy will depend on our ability to obtain funding for loan originations, working capital, possible acquisitions and other general corporate purposes. An inability to raise funds through deposits, borrowings, securities sold under repurchase agreements, the sale of loans and other sources could have a substantial negative effect on our liquidity. We do not anticipate that our retail and commercial deposits will be sufficient to meet our funding needs in the foreseeable future. We therefore rely on deposits obtained through intermediaries, FHLB advances, securities sold under agreements to repurchase and other wholesale funding sources to obtain the funds necessary to implement our growth strategy.

Our access to funding sources in amounts adequate to finance our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general, including a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets. To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned which could have a material adverse effect on our financial condition, results of operations and cash flows.

Sonabank’s reliance on brokered deposits could adversely affect its liquidity and results of operations.

Among other sources of funds, Sonabank relies on brokered deposits to provide funds with which to make loans and provide for its other liquidity needs. Like many community banks, Sonabank’s loan demand has exceeded the rate at which it has been able to increase its deposits, and, as a result, Sonabank has relied on brokered deposits as a source of funds. As of June 30, 2009, brokered deposits, which include brokered certificates of deposit and brokered money market deposits, amounted to $104.9 million, or approximately 33.3% of total deposits, a decrease of $40.4 million, or 27.8%, compared with brokered certificates of deposit and brokered money market deposits of $145.3 million at December 31, 2008. Generally, brokered deposits may not be as stable as other types of deposits, and, in the future, those depositors may not renew their deposits when they mature, or Sonabank may have to pay a higher rate of interest to keep those deposits or to replace them with other deposits or with funds from other sources. Additionally, if Sonabank ceases to be “well capitalized” for bank regulatory purposes, it will not be able to accept, renew or rollover brokered deposits without a waiver from the FDIC. As of June 30, 2009, Sonabank is categorized as well-capitalized with total risk-based capital, Tier 1 risk-based capital and leverage ratios of 15.69%, 14.52% and 13.46%, respectively. An inability to maintain or replace these brokered deposits as they mature could adversely affect Sonabank’s liquidity. Further, paying higher interest rates to maintain or replace these deposits could adversely affect Sonabank’s net interest margin and its results of operations.

Declines in asset values may result in impairment charges and adversely affect the value of our investments, financial performance and capital.

We maintain an investment portfolio that includes, but is not limited to, collateralized mortgage obligations, agency mortgage-backed securities and pooled trust preferred securities. The market value of investments in our portfolio has become increasingly volatile over the past two years. The market value of investments may be affected by factors other than the underlying performance of the issuer or composition of the bonds themselves, such as ratings downgrades, adverse changes in the business climate and a lack of liquidity for resales of certain investment securities. We periodically, but not less than quarterly, evaluate investments and other assets for impairment indicators. We may be required to record additional impairment charges if our investments suffer a decline in value that is considered other-than-temporary. For the six months ended June 30, 2009 and the year ended December 31, 2008, we incurred other-than-temporary impairment charges of $863,000 pre-tax on three of our trust preferred securities and $1.5 million pre-tax on our holding of Freddie Mac perpetual preferred stock, respectively. If in future periods we determine that a significant impairment has occurred, we would be required to charge against earnings the credit-related portion of the other-than-temporary impairment, which could have a material adverse effect on our results of operations in the periods in which the write-offs occur.

Additionally, our pooled trust preferred securities are particularly vulnerable to the performance of the issuer of the subordinated debentures that are collateral for the trust preferred securities. Deterioration of these trust preferred securities can occur because of defaults by the issuer of the collateral or because of deferrals of dividend payments on the securities. Numerous financial institutions have failed and their parent bank holding companies have filed for bankruptcy, which has led to defaults in the subordinated debentures that collateralize the trust preferred securities. Further, increased regulatory pressure has been placed on financial institutions to maintain capital ratios above the required minimum to be well-capitalized, which often results in restrictions on dividends, and leads to deferrals of dividend payments on the trust preferred securities. More specifically, the Federal Reserve has stated that a bank holding company should eliminate, defer or significantly reduce dividends if (i) its net income available to shareholders for the past four quarters, net of dividends paid, is not sufficient to fully fund the dividends, (ii) its prospective rate of earnings retention is not consistent with its capital needs or (iii) it is in danger of not meeting its minimum regulatory capital adequacy ratios. In the second quarter of 2009, we incurred an aggregate other-than-temporary impairment charge of $863,000 on three of the trust preferred securities we own. Additional defaults or deferrals in the underlying collateral for these securities could lead to additional charges and/or other-than-temporary impairment charges on other trust preferred securities we own.

The failure of other financial institutions could adversely affect us.

In addition to the risk to our pooled trust preferred securities discussed above, our ability to engage in routine funding transactions could be adversely affected by the actions and potential failures of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with whom we do business, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

If the goodwill that we recorded in connection with business acquisitions becomes impaired, it could have a negative impact on our profitability.

Goodwill represents the amount of acquisition cost over the fair value of net assets we acquired in the purchase of another entity. We review goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate the carrying value of the asset might be impaired. Examples of those events or circumstances include the following:

•	significant adverse changes in business climate;

•	significant changes in credit quality;

•	significant unanticipated loss of customers;

•	significant loss of deposits or loans; or

•	significant reductions in profitability.

We determine impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of June 30, 2009, our goodwill totaled $8.7 million. While we have recorded no such impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on our financial condition and results of operations.

A significant amount of our loans are secured by real estate and the continued economic slowdown and depressed residential real estate market in our primary markets could be detrimental to our financial condition and results of operations.

Real estate lending (including commercial, construction, land development, and residential loans) is a large portion of our loan portfolio, constituting $255.7 million, or approximately 78.4% of our total loan portfolio, as of June 30, 2009. The residential and commercial real estate sectors of the U.S. economy experienced an economic slowdown that has continued in 2009. Specifically, the values of residential and commercial real estate located in our market areas have declined, and these declines may continue in the future. If the loans that are collateralized by real estate become troubled during a time when market conditions are declining or have declined, then we may not be able to realize the full value of the collateral that we anticipated at the time of originating the loan, which could require us to increase our provision for loan losses and adversely affect our financial condition and results of operations.

Current market conditions include an over-supply of land, lots, and finished homes in many markets, including those where we do business. As of June 30, 2009, $80.2 million, or approximately 24.6% of our total loans, were secured by residential real estate. This includes $62.1 million in residential 1-4 family loans, $13.3 million in home equity lines of credit and $4.8 million in construction loans to residential builders. If housing markets in our market areas continue to deteriorate, we may experience a further increase in nonperforming loans, provisions for loan losses and charge-offs. While it is difficult to predict how long these conditions will exist and which markets, products or other segments of our loan and securities portfolio might ultimately be affected, these factors could adversely affect our ability to grow our earning assets or affect our results of operations.

If the value of real estate in our market areas were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on our asset quality, capital structure and profitability.

As of June 30, 2009, a significant portion of our loan portfolio was comprised of loans secured by either commercial real estate or single family homes which are under construction. In the majority of these loans, real estate was the primary collateral component. In some cases, and out of an abundance of caution, we take real estate as security for a loan even when it is not the primary component of collateral. The real estate collateral that provides an alternate source of repayment in the event of default may deteriorate in value during the term of the loan as a result of changes in economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax and other laws and acts of nature. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, which we have seen and continue to experience, our earnings and capital could be adversely affected. We are subject to increased lending risks in the form of loan defaults as a result of the high concentration of real estate lending in our loan portfolio should the real estate market in Virginia maintain its downward turn. A continued weakening of the real estate market in our primary market areas could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing the loans and the value of real estate owned by us. If real estate values decline further, it is also more likely that we would be required to increase our allowance for loan losses, which could adversely affect our financial condition and results of operations.

We are subject to risks related to our concentration of construction and land development and commercial real estate loans.

As of June 30, 2009, we had $45.9 million of construction loans, of which $33.1 million were land development loans. Construction loans are subject to risks during the construction phase that are not present in standard residential real estate and commercial real estate loans. These risks include:

•	the viability of the contractor;

•	the value of the project being subject to successful completion;

•	the contractor’s ability to complete the project, to meet deadlines and time schedules and to stay within cost estimates; and

•	concentrations of such loans with a single contractor and its affiliates.

Real estate construction loans may involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan and also present risks of default in the event of declines in property values or volatility in the real estate market during the construction phase. Our practice, in the majority of instances, is to secure the personal guaranty of individuals in support of our real estate construction loans which provides us with an additional source of repayment. As of June 30, 2009, we had no nonperforming construction and development loans and $3.4 million of assets that have been foreclosed. If one or more of our larger borrowers were to default on their construction and development loans, and we did not have alternative sources of repayment through personal guarantees or other sources, or if any of the aforementioned risks were to occur, we could incur significant losses.

As of June 30, 2009, we had $127.0 million of commercial real estate loans. Federal bank regulatory authorities issued the Interagency Guidance on Concentrations in Commercial Real Estate Lending in December of 2006 to provide guidance regarding significant concentrations of commercial real estate loans within bank loan portfolios. The FDIC reiterated this guidance in a letter to financial institutions dated March 17, 2008 (FIL-22-2008) titled “Managing Commercial Real Estate Concentrations in a Challenging Environment” to remind banks that their risk management practices and capital levels should be commensurate with the level and nature of their commercial real estate concentration risk. Banks with higher levels of commercial real estate loans are expected to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for loan losses and capital levels as a result of commercial real estate lending growth and exposures. Sonabank’s commercial real estate loans are below the thresholds identified as significant by the regulatory guidance. If there is deterioration in our commercial real estate portfolio or if regulatory authorities conclude that we have not implemented appropriate risk management policies and practices, it could adversely affect our business and result in a requirement of increased capital levels, and such capital may not be available at that time.

Changes to government guaranteed loan programs could affect our SBA business.

Sonabank’s small business department relies on originating, purchasing, pooling and selling government guaranteed loans, in particular those guaranteed by the SBA. As of June 30, 2009, Sonabank had $37.3 million of SBA loans. Sonabank originated $6.5 million, $11.0 million and $19.8 million in SBA loans in the six months ended June 30, 2009, and in fiscal 2008 and fiscal 2007, respectively. Sonabank sold the guaranteed portions of these loans in the secondary market in the third quarter of 2008 and intends to continue such sales, which are a source of non-interest income for Sonabank, when market conditions are favorable. We can provide no assurance that Sonabank will be able to continue originating these loans, that it will be able to sell the loans in the secondary market or that it will continue to realize premiums upon any sale of SBA loans.

SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continued funding of such loans, with a resulting potential adverse financial impact on our business. Currently, the maximum limit on individual 7(a) loans which the SBA will permit is $2.0 million. Any reduction in this level could adversely affect the volume of our business. In addition, the fees associated with SBA loans are currently waived by the government and a decision to reinstate these fees would increase the cost of these loans to our customers. As of June 30, 2009, our SBA business constitutes 11.4% of our total loans. The periodic uncertainty of the SBA program relative to availability, amounts of funding and the waiver of associated fees creates greater risk for our business than do more stable aspects of our business.

The federal government presently guarantees 75% to 90% of the principal amount of each qualifying SBA loan under the 7(a) program. We can provide no assurance that the federal government will maintain the SBA program, or if it does, that such guaranteed portion will remain at its current funding level. Furthermore, it is possible that Sonabank could lose its preferred lender status which, subject to certain limitations, allows it to approve and fund SBA loans without the necessity of having the loan approved in advance by the SBA. It is also possible the federal government could reduce the amount of loans which it guarantees. In addition, we are dependent on the expertise of the personnel in our SBA loan department in order to originate and service SBA loans. If we are unable to retain qualified employees in our SBA department in the future, or if there are climbs in interest rates in the future, our income from the origination, sale and servicing of SBA loans could be substantially reduced.

Because we began operations in 2005, there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.

There is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. Loans totaling $291.9 million, or 89.5%, of our loan portfolio as of June 30, 2009 represents loans originated since mid 2005 and $34.4 million, or 10.5%, of our loan portfolio represents purchased loans. As a lender, we are exposed to the risk that our loan clients may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of the borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. We maintain an allowance for loan losses to cover any probable incurred loan losses in the loan portfolio. In determining the size of the allowance, we rely on a periodic analysis of our loan portfolio, our historical loss experience and our evaluation of general economic conditions. If our assumptions prove to be incorrect or if we experience significant loan losses, our current allowance may not be sufficient to cover actual loan losses and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. A material addition to the allowance for loan losses could cause our earnings to decrease. Due to the relatively unseasoned nature of our loan portfolio, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature.

In addition, federal regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further charge-offs, based on judgments different than those of our management. Any significant increase in our allowance for loan losses or charge-offs required by these regulatory agencies could have a material adverse effect on our results of operations and financial condition.

Our business strategy includes strategic growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.

We completed the acquisition of a branch of Millennium Bank in Warrenton, Virginia on September 28, 2009, the acquisition of the Leesburg branch location from Founders Corporation which opened on February 11, 2008, the acquisition of 1st Service Bank in December of 2006 and the acquisition of the Clifton Forge branch of First Community Bancorp, Inc. in December of 2005. We intend to continue pursuing a growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by growing companies such as the continuing need for infrastructure and personnel, the time and costs inherent in integrating a series of different operations and the ongoing expense of acquiring and staffing new banks or branches. We may not be able to expand our presence in our existing markets or successfully enter new markets and any expansion could adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Our ability to grow successfully will depend on a variety of factors, including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. There can be no assurance of success or the availability of branch or bank acquisitions in the future.

Future growth or operating results may require us to raise additional capital, but that capital may not be available or it may be dilutive.

We and Sonabank are each required by the Federal Reserve to maintain adequate levels of capital to support our operations. In the event that our future operating results erode capital, if Sonabank is required to maintain capital in excess of well-capitalized standards, or if we elect to expand through loan growth or acquisitions, we may be required to raise additional capital. Our ability to raise capital will depend on conditions in the capital markets, which are outside our control, and on our financial performance. Accordingly, we cannot be assured of our ability to raise capital on favorable terms when needed, or at all. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and business. These outcomes could negatively impact our ability to operate or further expand our operations through acquisitions or the establishment of additional branches and may result in increases in operating expenses and reductions in revenues that could have a material adverse effect on our financial condition and results of operations. In addition, in order to raise additional capital, we may need to issue shares of our common stock that would dilute the book value of our common stock and reduce our current shareholders’ percentage ownership interest to the extent they do not participate in future offerings.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Fluctuations in interest rates are not predictable or controllable. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities, which is the difference between interest earned from interest-earning assets, such as loans and investment securities, and interest paid on interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this “gap” will negatively impact our earnings. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Based on our analysis of the interest rate sensitivity of our assets, an increase in the general level of interest rates may negatively affect the market value of the portfolio equity, but will positively affect our net interest income since most of our assets have floating rates of interest that adjust fairly quickly to changes in market rates of interest. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results. Although our asset liability management strategy is designed to control our risk from changes in market interest rates, it may not be able to prevent changes in interest rates from having a material adverse effect on our results of operations and financial condition.

We may be required to pay significantly higher FDIC deposit insurance premiums and assessments in the future.

Recent insured depository institution failures, as well as deterioration in banking and economic conditions, have significantly depleted the FDIC’s Deposit Insurance Fund, resulting in a decline in the ratio of reserves to insured deposits to historical lows. The FDIC anticipates that additional insured depository institutions are likely to fail in the foreseeable future so the reserve ratio may continue to decline. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000 through December 31, 2013. These developments will cause the premiums assessed on us by the FDIC to increase and materially increase our noninterest expense.

On December 16, 2008, the FDIC Board of Directors determined deposit insurance assessment rates for the first quarter of 2009 at 12 to 14 basis points per $100 of deposits. Beginning April 1, 2009, the rates increased to 12 to 16 basis points per $100 of deposits. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special emergency assessment as of June 30, 2009, payable September 30, 2009, based on $0.05 for each $100 of assets, less Tier 1 capital, as of June 30, 2009, but the amount of the assessment is capped at 10 basis points of domestic deposits. We paid a special assessment of $190,000.

On September 29, 2009, the FDIC adopted a proposed rule that amends the final rule adopted on May 22, 2009 to restore losses to its Deposit Insurance Fund. The proposed rule would require insured institutions to prepay on December 30, 2009, an estimated quarterly risk-based assessments for the 4th quarter of 2009 and for all 2010, 2011, and 2012. If the proposed rule is adopted, an institution’s assessment will be calculated by taking the institution’s actual September 30, 2009 assessment and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Further, the FDIC will incorporate a uniform 3 basis point increase effective January 1, 2011. The FDIC has indicated that each institution would record the entire amount of its prepaid assessment as a prepaid expense, an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution would record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted. The federal banking agencies’ risk-based capital rules permit an institution to apply a 0% risk weight to all claims on U.S. Government agencies, and the FDIC has indicated that the prepayment will qualify for such treatment.

These higher FDIC assessment rates and special assessments will have an adverse impact on our results of operations. Our FDIC insurance related costs were $487,000 for the six months ended June 30, 2009 compared with $211,000 and $140,000 for the years ended December 31, 2008 and 2007, respectively. We are unable to predict the impact in future periods; including whether and when additional special assessments will occur, in the event the economic crisis continues.

A loss of our executive officers could impair our relationship with our customers and adversely affect our business.

Many community banks attract customers based on the personal relationships that the banks’ officers and customers establish with each other and the confidence that the customers have in the officers. As a relatively new enterprise, we depend on the performance of Ms. Georgia S. Derrico, chairman and chief executive officer, and R. Roderick Porter, who is the president of our company and Sonabank, respectively. Ms. Derrico is a well-known banker in our market areas, having operated a successful financial institution there for more than 18 years prior to founding our company and Sonabank. We do not have an employment agreement with either individual. The loss of the services of either of these officers or their failure to perform management functions in the manner anticipated by our board of directors could have a material adverse effect on our business. Our success will be dependent upon the board’s ability to attract and retain quality personnel, including these officers. We have attempted to reduce our risk by entering into a change in control agreement that includes a non-competition covenant with Ms. Derrico and Mr. Porter.

Our profitability depends significantly on local economic conditions in the areas where our operations and loans are concentrated.

Our profitability depends on the general economic conditions in our market areas of Northern Virginia, including Washington D.C., Charlottesville and Clifton Forge (Alleghany County) and the surrounding areas. Unlike larger banks that are more geographically diversified, we provide banking and financial services to clients primarily in our market areas. As of June 30, 2009, substantially all of our commercial real estate, real estate construction and residential real estate loans were made to borrowers in Virginia. The local economic conditions in this area have a significant impact on our commercial, real estate and construction and consumer loans, the ability of the borrowers to repay these loans and the value of the collateral securing these loans. In addition, if the population or income growth in this region slows, stops or declines, income levels, deposits and housing starts could be adversely affected and could result in the curtailment of our expansion, growth and profitability. Recently, economic conditions in Virginia have declined and if this continues for a prolonged period of time, we would likely experience significant increases in nonperforming loans, which could lead to operating losses, impaired liquidity and eroding capital.

Additionally, political conditions could impact our earnings. Acts or threats of war, terrorism, an outbreak of hostilities or other international or domestic calamities, or other factors beyond our control could impact these local economic conditions and could negatively affect the financial results of our banking operations.

The properties that we own and our foreclosed real estate assets could subject us to environmental risks and associated costs.

There is a risk that hazardous substances or wastes, contaminants, pollutants or other environmentally restricted substances could be discovered on our properties or our foreclosed assets (particularly in the case of real estate loans). In this event, we might be required to remove the substances from the affected properties or to engage in abatement procedures at our sole cost and expense. Besides being liable under applicable federal and state statutes for our own conduct, we may also be held liable under certain circumstances for actions of borrowers or other third parties on property that collateralizes one or more of our loans or on property that we own. Potential environmental liability could include the cost of remediation and also damages for any injuries caused to third-parties. We cannot assure you that the cost of removal or abatement will not substantially exceed the value of the affected properties or the loans secured by those properties, that we would have adequate remedies against prior owners or other responsible parties or that we would be able to resell the affected properties either prior to or following completion of any such removal or abatement procedures. If material environmental problems are discovered prior to foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced and, as a result, we may suffer a loss upon collection of the loan.

The small to medium-sized businesses we lend to may have fewer resources to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan to us that could materially harm our operating results.

We make loans to professional firms and privately owned businesses that are considered to be small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay our loan. Economic downturns and other events that negatively impact our target market could cause us to incur substantial loan losses that could materially harm our operating results.

We are heavily regulated by federal and state agencies; changes in laws and regulations or failures to comply with such laws and regulations may adversely affect our operations and our financial results.

We and Sonabank are subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal or state legislation could have a substantial impact on us and Sonabank, and our respective operations. Additional legislation and regulations may be enacted or adopted in the future that could significantly affect our powers, authority and operations or the powers, authority and operations of Sonabank, which could have a material adverse effect on our financial condition and results of operations.

Further, bank regulatory authorities have the authority to bring enforcement actions against banks and their holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate bank regulatory agency or any written agreement with the agency. Possible enforcement actions against us could include the issuance of a cease-and-desist order that could be judicially enforced, the imposition of civil monetary penalties, the issuance of directives to increase capital or enter into a strategic transaction, whether by merger or otherwise, with a third party, the appointment of a conservator or receiver, the termination of insurance of deposits, the issuance of removal and prohibition orders against institution-affiliated parties, and the enforcement of such actions through injunctions or restraining orders. The exercise of this regulatory discretion and power may have a negative impact on us.

As a regulated entity, Sonabank must maintain certain required levels of regulatory capital that may limit our operations and potential growth.

We and Sonabank are subject to various regulatory capital requirements administered by the Federal Reserve. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Sonabank’s and our company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Sonabank must meet specific capital guidelines that involve quantitative measures of Sonabank’s assets, liabilities and certain off-balance sheet commitments as calculated under these regulations.

Quantitative measures established by regulation to ensure capital adequacy require Sonabank to maintain minimum amounts and defined ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to adjusted total assets, also known as the leverage ratio. For Sonabank, Tier 1 capital consists of shareholders’ equity excluding unrealized gains and losses on certain securities, less a portion of its mortgage servicing asset that is disallowed for capital. For Sonabank, total capital consists of Tier 1 capital plus the allowance for loan and lease loss less a deduction for low level recourse obligations.

As of June 30, 2009, Sonabank exceeded the amounts required to be well capitalized with respect to all three required capital ratios. To be well capitalized, a bank must generally maintain a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10%. However, the Federal Reserve could require Sonabank to increase its capital levels. For example, regulators have recently required certain banking companies to maintain a leverage ratio of at least 8% and a total risk-based capital ratio of at least 12%. As of June 30, 2009, Sonabank’s leverage, Tier 1 risk-based capital and total risk-based capital ratios were 13.46%, 14.52% and 15.69%, respectively.

Many factors affect the calculation of Sonabank’s risk-based assets and its ability to maintain the level of capital required to achieve acceptable capital ratios. For example, changes in risk weightings of assets relative to capital and other factors may combine to increase the amount of risk-weighted assets in the pro forma Tier 1 risk-based capital ratio and the total risk-based capital ratio. Any increases in its risk-weighted assets will require a corresponding increase in its capital to maintain the applicable ratios. In addition, recognized loan losses in excess of amounts reserved for such losses, loan impairments, impairment losses on securities and other factors will decrease Sonabank’s capital, thereby reducing the level of the applicable ratios.

Sonabank’s failure to remain well capitalized for bank regulatory purposes could affect customer confidence, our ability to grow, our costs of funds and FDIC insurance costs, our ability to pay dividends on our capital stock, our ability to make acquisitions, and on our business, results of operations and financial condition. Under FDIC rules, if Sonabank ceases to be a well capitalized institution for bank regulatory purposes, the interest rates that it pays on deposits and its ability to accept, renew or rollover brokered deposits may be restricted. As of June 30, 2009, we had $104.9 million of brokered deposits, or 33.3% of our total deposits.

We may not be able to successfully compete with others for business.

The metropolitan statistical area in which we operate is considered highly attractive from an economic and demographic viewpoint, and is a highly competitive banking market. We compete for loans, deposits and investment dollars with numerous regional and national banks, online divisions of out-of-market banks and other community banking institutions, as well as other kinds of financial institutions and enterprises, such as securities firms, insurance companies, savings associations, credit unions, mortgage brokers and private lenders. Many competitors have substantially greater resources than us, and operate under less stringent regulatory environments. The differences in resources and regulations may make it harder for us to compete profitably, reduce the rates that we can earn on loans and investments, increase the rates we must offer on deposits and other funds and adversely affect our overall financial condition and earnings.

We are subject to transaction risk, which could adversely affect our business, financial condition and results of operation.

We, like all businesses, are subject to transaction risk, which is the risk of loss resulting from human error, fraud or unauthorized transactions due to inadequate or failed internal processes and systems, and external events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunications outages). Transaction risk also encompasses compliance risk, which is the risk of loss from violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards. Although we seek to mitigate transaction risk through a system of internal controls, there can be no assurance that we will not suffer losses from transaction risks in the future that may be material in amount. Any losses resulting from transaction risk could take the form of explicit charges, increased operational costs, litigation costs, harm to reputation or forgone opportunities, any and all of which could have a material adverse effect on business, financial condition and results of operations.

We must respond to rapid technological changes and these changes may be more difficult or expensive than anticipated.

If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.

Risks Associated With an Investment in Our Common Stock

Certain provisions under our amended Articles of Incorporation and applicable law may make it difficult for others to obtain control of our corporation even if such a change in control may be favored by some shareholders.

Certain provisions in our amended Articles of Incorporation and applicable Virginia corporate law may have the effect of discouraging a change of control of our company even if such a transaction is favored by some of our shareholders and could result in shareholders receiving a substantial premium over the current market price of our shares. The primary purpose of these provisions is to encourage negotiations with our management by persons interested in acquiring control of our company. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director. These provisions include, among other things, a staggered board of directors, restrictions on the manner in which special meetings may be called and the ability to issue blank check preferred stock.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future.

Your share ownership may be diluted by the issuance of additional shares of our common stock or securities convertible into common stock in the future. As of September 30, 2009, a total of 82,500 shares of our common stock are issuable pursuant to the exercise of warrants issued to cover organizational expenses at a price of $9.09 per share, 61,000 shares of our common stock are issuable pursuant to the exercise of warrants granted to the organizers of Founders Corporation of Leesburg, Virginia, 43,174 of which are outstanding, at a price of $12.73 per share, 281,675 shares of our common stock are issuable under options granted under our current 2004 Stock Option Plan at a weighted average exercise price of $8.56 per share and 20,825 shares of our common stock are reserved for future issuance to directors, employees and other individuals under our 2004 Stock Option Plan.

It is probable that options or warrants to purchase our common stock will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option or warrant. Our 2004 Stock Option Plan also provides that all issued options automatically and fully vest upon a change in control of our company. If the warrants or stock options are exercised, your share ownership will be diluted.

In addition, our articles of incorporation authorize the issuance of up to 45 million shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares following the offering will be available for issuance by our board of directors. Therefore, persons who subscribe for shares in the offering will not automatically have the right to subscribe for additional shares of common stock issued at any time in the future. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in us.

There may be future sales of our equity securities, or other transaction which dilute our book value, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as described under the heading “Underwriting” below, we are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. The issuance of any additional shares of common stock or preferred stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur. We cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.

Although we expect to use our earnings as capital for operations and expansion of our business, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to deploy the proceeds from this offering effectively in accordance with our intended uses. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively affected. Management’s failure to utilize the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

The trading volume of our common stock is less than that of other larger financial services companies.

Although our common stock is traded on the Nasdaq Global Market, the trading volume of our common stock is less than that of other larger financial services companies. For the public trading market for our common stock to have the desired characteristics of depth, liquidity and orderliness requires the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause the our stock price to fall more than would otherwise be expected if the trading volume of our common stock were commensurate with the trading volumes of the common stock of other financial services companies.

We currently do not intend to pay dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions.

While we paid a nonrecurring 10% stock dividend to our holders of common stock in 2007, we have not paid any cash dividends to our holders of common stock in the past and we currently do not intend to pay any cash or stock dividends on our common stock in the foreseeable future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to pay dividends. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of strength to its banking subsidiaries.

Our principal source of funds to pay dividends on our common stock will be cash dividends that we receive from Sonabank. The payment of dividends by Sonabank to us is subject to certain restrictions imposed by federal and state banking laws, regulations and authorities. The federal banking statutes prohibit federally insured banks from making any capital distributions (including a dividend payment) if, after making the distribution, the institution would be “under-capitalized” as defined by statute. In addition, the relevant federal and state regulatory agencies have authority to prohibit an insured bank from engaging in an unsafe or unsound practice, as determined by the agency, in conducting an activity. The payment of dividends could be deemed to constitute such an unsafe or unsound practice, depending on the financial condition of Sonabank. Federal or state regulatory authorities could impose administratively stricter limitations on the ability of Sonabank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Your shares of common stock will not be an insured deposit.

Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future expectations, activities and events that constitute forward-looking statements within the meaning of, and subject to the protection of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. The words “believe,” “may,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “continue,” “would,” “could,” “hope,” “might,” “assume,” “objective,” “seek,” “plan,” “strive” or similar words, or the negatives of these words, identify forward-looking statements.

Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements. In addition to the other factors discussed in the “Risk Factors” section of this prospectus, factors that could contribute to those differences include, but are not limited to:

•	our limited operating history;

•

changes in the strength of the United States economy in general and the local economies in our market areas adversely affect our customers and their ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral;

•	changes in the availability of funds resulting in increased costs or reduced liquidity;

•	our reliance on brokered deposits;

•	a deterioration or downgrade in the credit quality and credit agency ratings of the securities in our securities portfolio;

•	impairment concerns and risks related to our investment portfolio of collateralized mortgage obligations, agency mortgage-backed securities and pooled trust preferred securities;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations;

•	increased credit risk in our assets and increased operating risk caused by a material change in commercial, consumer and/or real estate loans as a percentage of our total loan portfolio;

•	the concentration of our loan portfolio in loans collateralized by real estate;

•	our level of construction and land development and commercial real estate loans;

•	changes in the levels of loan prepayments and the resulting effects on the value of our loan portfolio;

•	the failure of assumptions underlying the establishment of and provisions made to the allowance for loan losses;

•

our ability to expand and grow our business and operations, including the establishment of additional branches and acquisition of additional branches and banks, and our ability to realize the cost savings and revenue enhancements we expect from such activities;

•	changes in interest rates and market prices, which could reduce our net interest margins, asset valuations and expense expectations;

•	increased competition for deposits and loans adversely affecting rates and terms;

•	increases in FDIC deposit insurance premiums and assessments;

•	the continued service of key management personnel;

•	increased asset levels and changes in the composition of assets and the resulting impact on our capital levels and regulatory capital ratios;

•	our ability to acquire, operate and maintain cost effective and efficient systems without incurring unexpectedly difficult or expensive but necessary technological changes; and

•	fiscal and governmental policies of the United States federal government.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates and projections contained in forward-looking statements, please read section captioned “Risk Factors” in this prospectus and refer to our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 including, but not limited to, information contained under the heading “Risk Factors.”

Forward-looking statements are not guarantees of performance or results. A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. We caution you, however, that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. These statements speak only as of the date of this prospectus (or an earlier date to the extent applicable). Except as required by applicable law, we undertake no obligation to update publicly these statements in light of new information or future events.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of             shares of our common stock in this offering (based on an assumed offering price of $            per share) will be approximately $            million, after deduction of offering expenses estimated to be $            and underwriting discounts and commissions. If the underwriter exercises the over-allotment option in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $            million after deduction of offering expenses and underwriting discounts and commissions.

We plan to use the net proceeds from this offering as follows:

•	to provide capital to Sonabank to support its anticipated organic growth;

•	to support potential future acquisitions of branches or whole banks, including possible acquisitions of failed financial institutions in FDIC assisted transactions; and

•	for other general corporate purposes.

We have not specifically allocated the amount of net proceeds that will be used for these purposes. We are conducting this offering at this time because we believe that it will allow us to better execute our growth strategy.

From time to time in the ordinary course of our business we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisition.

The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

DIVIDEND POLICY

Dividends are paid at the discretion of our board of directors. While we paid a nonrecurring 10% stock dividend to our holders of common stock in 2007, we have never paid a cash dividend on our common stock, and our board of directors does not intend to pay a cash or stock dividend for the foreseeable future. The amount and frequency of dividends, if any, will be determined by our board of directors after consideration of our earnings, capital requirements, our financial condition and our ability to service any equity or debt obligations senior to our common stock, and will depend on cash dividends paid to us by our subsidiary bank. As a result, our ability to pay future dividends will depend on the earnings of Sonabank, its financial condition and its need for funds.

There are a number of restrictions on our ability to pay cash dividends. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company’s ability to serve as a source of financial strength to its banking subsidiary. For a foreseeable period of time, our principal source of cash will be dividends paid by our subsidiary bank with respect to its capital stock. There are certain restrictions on the payment of these dividends imposed by federal and state banking laws, regulations and authorities.

Regulatory authorities could administratively impose limitations on the ability of our subsidiary bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements or in the interests of “safety and soundness.”

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “SONA.” While we paid a nonrecurring 10% stock dividend in 2007, no cash dividend has been paid on our common stock. The following table sets forth the high and low sales prices for our common stock paid per share of our common stock for the quarters indicated. The high and low sales prices have been adjusted to reflect the 10% stock dividend.

	Sales Price Per Share
	High	Low
Quarter Ended:
December 31, 2009 (through October 13, 2009)	$7.97	$7.15
September 30, 2009	8.45	7.00
June 30, 2009	8.90	5.50
March 31, 2009	7.50	3.25

December 31, 2008	$7.50	$5.30
September 30, 2008	8.50	5.30
June 30, 2008	9.30	6.35
March 31, 2008	10.97	8.12

December 31, 2007	$12.44	$8.30
September 30, 2007	14.00	12.00
June 30, 2007	14.99	13.25
March 31, 2007	15.27	13.64

At October 13, 2009, there were 6,798,547 shares of our company’s common stock outstanding held by 184 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name. The closing price per share of our common stock on October 13, 2009, was $7.29.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009:

•	on an actual basis; and

•

on an “as adjusted” basis to give effect to the issuance and sale of             shares of common stock in this offering, assuming that the underwriter’s over-allotment is not exercised, at an assumed price per share of $            , net of underwriting discounts and commissions and estimated offering expenses.

The following data should be read in conjunction with our historical consolidated financial statements and related notes as of and for the six months ended June 30, 2009 incorporated by reference in this prospectus.

	June 30, 2009
	Actual	As adjusted for the offering
	(dollars in thousands)
	(unaudited)
Shareholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, no shares issued and outstanding and no shares outstanding, as adjusted	$—	$—
Common stock, $0.01 par value, 45,000,000 shares authorized, 6,798,547 shares issued and outstanding; shares issued and outstanding, as adjusted	68
Additional paid-in capital	69,541
Retained earnings	2,246
Accumulated other comprehensive loss	(4,307)

Total shareholders’ equity	67,548

Total capitalization	$67,548

Consolidated capital ratios:
Tier 1 risk-based capital ratio	15.14%		%
Total risk-based capital ratio	16.30
Leverage ratio	14.04

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the terms and provisions of our capital stock is qualified in its entirety by reference to our amended Articles of Incorporation, Amended and Restated Bylaws or Virginia law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our amended Articles of Incorporation and Amended and Restated Bylaws, which are included as exhibits to the Form S-1 registration statement of which this prospectus is a part.

General

We are authorized to issue 50,000,000 shares of capital stock of which 45,000,000 are shares of common stock and 5,000,000 are shares of preferred stock, par value $0.01 per share. As of October 13, 2009, there were 6,798,547 shares of common stock outstanding held by 184 holders of record, which excludes beneficial owners who hold their shares through nominees or in “street” name. We currently expect to issue             shares in this offering, and up to an additional             shares of common stock if the underwriter exercises its option to cover over-allotments, if any. Each share of common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, all such stock will be duly authorized, fully paid and nonassessable.

Common Stock

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law or regulation. The holders of common stock are entitled to receive and share equally in such dividends as may be declared by the board of directors of our company out of funds legally available therefor. If we issue preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of our common stock possess exclusive voting rights in our company. They elect our board of directors and act on such other matters as are required to be presented to them under Virginia law or our amended Articles of Incorporation or as are otherwise presented to them by the board of directors. In general, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of our company, the holders of the then-outstanding common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. The common stock is not subject to redemption.

Preferred Stock

None of the shares of our authorized preferred stock will be issued in the Offering. Such preferred stock may be issued in the future with such rights, privileges, preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with preferential voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions in Our Amended Articles of Incorporation and Amended and Restated Bylaws and Virginia Law

Subject to the application of the Virginia Stock Corporation Act (VSCA), the affirmative vote of the holders of more than two thirds of all votes entitled to be cast is generally required with respect to a merger, exchange offer or the sale of all or substantially all of our assets. Under the VSCA and our amended Articles of Incorporation, any action required or permitted to be taken by our shareholders may be taken without a meeting and without a shareholder vote if a written consent is signed by the holders of the shares of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting of shareholders at which all shares entitled to vote on such matter were present and voted.

Virginia law provides for certain restrictions on extraordinary corporate transactions that may discourage the acquisition of control of Virginia corporations. We elected to “opt out” of those protective provisions.

The provisions described below, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt, but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, we believe that such provisions are advantageous to our shareholders in that they will permit management and our shareholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of shareholder participation in the decision if the transaction is not approved by our board of directors.

Staggered Board and Removal of Directors

One class of our three classes of directors is elected annually. Directors serve for three-year terms. There is no cumulative voting for directors provided for in the amended Articles of Incorporation. As permitted by Virginia law, our amended Articles of Incorporation provide that where a corporation’s directors are elected in classes that a director, or the entire board of directors, only may be removed for cause by the affirmative vote of not less than 75% of the shares entitled to vote generally in an election of directors. The provisions contained in our amended Articles of Incorporation relating to election of directors in staggered three-year classes and the supermajority vote required to remove a director tend to discourage attempts by third parties to acquire us because of the extra time and expense involved and a greater possibility of failure. This also can affect the price that a potential purchaser would be willing to pay for our common stock, thereby reducing the amount a shareholder would receive in, for example, a tender offer for our common stock.

Special Shareholder Meetings

Our amended Articles of Incorporation also restrict the manner in which special meetings may be called. Under the VSCA, a corporation is permitted to provide for calling of special meetings either in its bylaws or articles of incorporation. Our amended Articles of Incorporation specify that special meetings may be called by our Chairman of the Board or President or by the affirmative vote of three-fourths of the board of directors or by holders of record of not less than 40% of our then outstanding voting shares.

Evaluation of Change in Control Offers

Our amended Articles of Incorporation also provide that when evaluating any offer that may result in a change in control of our company, the board of directors may consider, consistent with the exercise of its fiduciary duties and in connection with the exercise of its judgment in determining what is in the best interests of our company and our shareholders, not only the price or other consideration being offered, but also all other relevant factors including, without limitation, the financial and management resources and future prospects of the other party, the possible effect on our business and the business of our subsidiaries and on our employees, customers, suppliers and creditors and those of our subsidiaries, the effects on the ability of our company to fulfill its corporate objectives as a holding company and on the ability of Sonabank to fulfill its objectives as a bank, and the effects on the communities in which our facilities are located.

Blank Check Preferred Stock

In addition to common stock, our amended Articles of Incorporation permit the board of directors to issue up to 5,000,000 shares of “blank check” preferred stock. Among other things, the board of directors in issuing a series of preferred stock has the power to determine voting powers, if any, of such series. Such issuance of preferred stock having voting rights could dilute the voting and ownership interest of existing shareholders. Such issuance may have the effect of discouraging unilateral attempts by third parties to obtain control of our company, since the issuance of additional shares of capital stock could be used to dilute the voting power of, or increase the cost to, any person seeking to obtain control of us. This may occur by virtue of the fact that the preferred stock may be issued in a series having rights in excess of one vote per share or having the right to vote separately by class respecting some matters.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, Cranford, New Jersey.

UNDERWRITING

We, and the underwriter, FIG Partners, LLC, have entered into an underwriting agreement with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriter has agreed to purchase from us             shares of our common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and covenants have been performed;

•	there is no material adverse change in the financial markets or in our business; and

•	we deliver customary closing documents and legal opinions to the underwriter.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until such option is exercised.

We have directed the underwriter to reserve up to $2.5 million of the shares of our common stock to be issued in this offering for sale to our directors, officers and certain other persons at the public offering price through a directed share program. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase any reserved shares. Any shares not so purchased will be offered by the underwriter to the general public on the same basis as other shares offered hereby.

Over-Allotment Option. We have granted the underwriter an option, exercisable no later than 30 days after the date of the underwriting agreement, to purchase up to an aggregate of             additional shares of common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of our common stock offered by this prospectus.

Commissions and Expenses. The underwriter proposes to offer our common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $            per share. The underwriter may allow, and the dealers may re-allow, a concession not in excess of $            per share on sales to other brokers and dealers. After the public offering of our common stock, the underwriter may change the offering price, concessions and other selling terms.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before other expenses related to this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares of our common stock.

	Per Share	Total Without Over- Allotment Exercise	Total With Over- Allotment Exercise
Public offering price	$	$	$
Underwriting discount and commissions payable by us	$	$	$
Proceeds to us (before expenses)	$	$	$

Indemnity. We have agreed to indemnify the underwriter, and persons who control the underwriter, against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement. We and each of our directors and executive officers, have agreed, for a period of 90 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, make any short sale or otherwise dispose of or hedge, directly or indirectly, any common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase our common shares or other similar securities without, in each case, the prior written consent of FIG Partners, LLC These restrictions are expressly agreed to preclude us, and our executive officers and directors, from engaging in any hedging or other transactions or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise; provided that the foregoing shall not apply to any transfer of shares (i) as a bona fide gift or gifts where the donee or donees agree to be bound in writing by these same restrictions, or (ii) to any trust or family limited partnership for the direct or indirect benefit of such shareholder or the immediate family of the shareholder, provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound in writing by these same restrictions and that the transfer does not involve a disposition for value. The 90-day restricted period described above will be automatically extended if (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 90-day restricted period, and ends on the last day of 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day restricted period, we announce we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restricted period will continue to apply until the expiration of the date that is 17 calendar days after the date on which the earnings release is issued or the material news or material event related to us occurred.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•

Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which the underwriter may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The Nasdaq Global Market, may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter. FIG Partners, LLC and some of their respective affiliates have performed and expect to continue to perform financial advisory and investment banking services for us in the ordinary course of their respective businesses, and may have received, and may continue to receive, compensation for such services.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions.

LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of our common stock offered by this prospectus will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to this offering will be passed upon for the underwriter by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

Our consolidated financial statements as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008 and 2007 included in our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, to the extent set forth in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 and are incorporated by reference in this prospectus and in the registration statement. The financial statements are incorporated by reference in reliance upon its report given upon the authority of Crowe Horwath LLP as experts in auditing and accounting.

Our consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006 incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Anyone may read and copy these materials, including the registration statement, without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

Our website is located at www.sonabank.com. The information contained on our website does not constitute part of this prospectus. Through our website, we make available free of charge our Annual Reports on Form 10-K, our proxy statements, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act. These reports are available as soon as reasonably practicable after we electronically file those materials with the Securities and Exchange Commission.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” documents we have filed with the SEC into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus. Any statement incorporated by reference into this prospectus shall be automatically modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in a subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference into this prospectus the following documents filed by us with the SEC, other than any portion of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules:

•	Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 14, 2009;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, filed with the SEC on May 14, 2009;

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 12, 2009;

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 11, 2009; and

•	Current Reports on Form 8-K, filed with the SEC on January 6, 2009, June 22, 2009, October 1, 2009 and October 14, 2009.

Upon request, we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may access these filings via our website, www.sonabank.com, or you may request a copy of these filings at no cost, by writing or telephoning us as follows:

Southern National Bancorp of Virginia, Inc.

Attn: Corporate Secretary

6830 Old Dominion Drive

McLean, Virginia 22101

(703) 893-7400

There have been no material changes in our business or affairs that have occurred since December 31, 2008, the last fiscal year for which audited financial statements were included in our most recent Annual Report on Form 10-K, and that have not been described in a subsequent Quarterly Report on Form 10-Q or Current Report on Form 8-K.

            Shares

Common Stock

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.

THE HOLDING COMPANY FOR

PROSPECTUS

                    , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting commissions, to be paid in connection with the sale of shares of our common stock being registered, all of which will be paid by us. All of the amounts shown are estimates, except the SEC Registration fee, and the FINRA filing fee.

Securities and Exchange Commission registration fee		$1,605.00
FINRA filing fee		$3,375.00
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be supplied by Amendment.

ITEM 14. Indemnification of Directors and Officers.

Article 10 of Chapter 9 of Title 13.1 of the Virginia Stock Corporation Act (the “VSCA”) permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the VSCA and furnishes the corporation a written undertaking to repay any funds advanced if it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

Our Articles of Incorporation, as amended, and Amended and Restated Bylaws, as amended, contain provisions indemnifying our directors and officers to the full extent permitted by the VSCA. In addition, our Articles of Incorporation, as amended, eliminate the personal liability of our directors, officers and shareholders for monetary damages to the full extent permitted by the VSCA.

The Federal Deposit Insurance Act (the “FDI Act”) provides that the Federal Deposit Insurance Corporation (“FDIC”) may prohibit or limit, by regulation or order, payments by any insured depository institution or its holding company for the benefit of directors and officers of the insured depository institution, or others who are or were “institution-affiliated parties,” as defined under the FDI Act, in order to pay or reimburse such person for any liability or legal expense sustained with regard to any administrative or civil enforcement action which results in a final order against the person. FDIC regulations prohibit, subject to certain exceptions, insured depository institutions, their subsidiaries and affiliated holding companies from indemnifying officers, directors or employees from any civil money penalty or judgment resulting from an administrative or civil enforcement action commenced by any federal banking agency, or for that portion of the costs sustained with regard to such an action that results in a final order or settlement that is adverse to the director, officer or employee.

ITEM 15. Recent Sales of Unregistered Securities.

None.

ITEM 16. Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this registration statement.

Exhibit	Description
1.1*	Form of Underwriting Agreement

3.1	Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.2	Certificate of Amendment to the Articles of Incorporation dated January 31, 2005 (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.3	Certificate of Amendment to the Articles of Incorporation dated April 13, 2006 (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.4	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

3.5	Amendment No. 1 to Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 14, 2009)

4.1	Specimen Stock Certificate of Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

4.2	Form of Warrant Agreement (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

4.3	Form of Amendment to Warrant Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

5.1*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

10.1†	Southern National Bancorp of Virginia, Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

10.2†	Form of Change in Control Agreement with Georgia S. Derrico and R. Roderick Porter (incorporated herein by reference to Exhibit 10.2 to Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

21.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

23.1	Consent of BDO Seidman, LLP

Exhibit		Description
23.2		Consent of Crowe Horwath LLP

23.3	*	Consent of Bracewell & Giuliani LLP (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)

24.1		Power of Attorney (included with signature pages to this Registration Statement)

*	To be filed by Amendment.
†	Management contract or compensatory plan or arrangement

ITEM 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia, on October 14, 2009.

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.
(Registrant)

By:	/S/ GEORGIA S. DERRICO
Georgia S. Derrico
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Georgia S. Derrico and R. Roderick Porter, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and proposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ GEORGIA S. DERRICO Georgia S. Derrico	Chairman of the Board and Chief Executive Officer	October 14, 2009

/S/ R. RODERICK PORTER R. Roderick Porter	President and Director	October 14, 2009

/S/ NEIL J. CALL Neil J. Call	Director	October 14, 2009

/S/ CHARLES A. KABASH Charles A. Kabash	Director	October 14, 2009

/S/ FREDERICK L. BOLLERER Frederick L. Bollerer	Director	October 14, 2009

/S/ ROBIN R. SHIELD Robin R. Shield	Director	October 14, 2009

Signature	Title	Date

/S/ JOHN J. FORCH John J. Forch	Director	October 14, 2009

/S/ WILLIAM H. LAGOS William H. Lagos	Sr. Vice President and Chief Financial Officer	October 14, 2009

Exhibit Index

Exhibit		Description

1.1	*	Form of Underwriting Agreement

3.1		Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.2		Certificate of Amendment to the Articles of Incorporation dated January 31, 2005 (incorporated herein by reference to Exhibit 3.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.3		Certificate of Amendment to the Articles of Incorporation dated April 13, 2006 (incorporated herein by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

3.4		Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.4 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006)

3.5		Amendment No. 1 to Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on October 14, 2009)

4.1		Specimen Stock Certificate of Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

4.2		Form of Warrant Agreement (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

4.3		Form of Amendment to Warrant Agreement (incorporated herein by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

5.1	*	Opinion of Bracewell & Giuliani LLP regarding the legality of the securities being registered

10.1†		Southern National Bancorp of Virginia, Inc. 2004 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

10.2†		Form of Change in Control Agreement with Georgia S. Derrico and R. Roderick Porter (incorporated herein by reference to Exhibit 10.2 to Company’s Registration Statement on Form S-1 (Registration No. 333-136285))

21.1		Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008)

23.1		Consent of BDO Seidman, LLP

23.2		Consent of Crowe Horwath LLP

23.3	*	Consent of Bracewell & Giuliani LLP (included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference)

24.1		Power of Attorney (included with signature pages to this Registration Statement)

*	To be filed by Amendment.
†	Management contract or compensatory plan or arrangement